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SEC FILE NUMBER
8-71110

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
APR 0 2 2025
Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/26/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Praxess Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3102 West End Avenue, Suite 400
(No. and Street)

Nashville	TN	37203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer Forsyth	314-308-6689	jforsyth@praxess.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Houghton Wildman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Praxess Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NAYELLI PALACIOS
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY

Signature:

Title:
Chief Executive Officer

Jun. 14 2025

7-7-27

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Deloitte.

Deloitte & Touche LLP
111 S Wacker Drive
Chicago, IL 60606
USA
Tel: 312-486-1000
Fax: 312-247-1486
www.deloitte.com

To the Member of Praxess Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Praxess Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

March 31, 2025

We have served as the Company's auditor from 2024.

Praxess Securities, LLC

Statement of Financial Condition
December 31, 2024

Assets	
Cash and cash equivalents	$ 185,505
Prepaid expenses	17,065
Total assets	$ 202,570
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 4,334
Deferred revenue liability	9,142
Accrued expenses	15,000
Total liabilities	28,476
Member's equity	174,094
Total liabilities and member's equity	$ 202,570

See Notes to Financial Statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Praxess Securities, LLC (the "Company") is a limited liability company organized in the State of Delaware and is wholly owned by Praxess Capital, LLC, "the Member". The Company participates, on a best-efforts basis, in private placement activities with a focus on private equity, private debt and private fund offerings governed by Securities and Exchange Commission (SEC) Regulation D. The Company is registered as a Broker-Dealer with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company commenced business on January 26, 2024, the date the membership with FINRA became effective.

The Company has historically funded its regulatory capital requirements and operating losses through contributions from its Member. The Company has a commitment from its Member to provide sufficient capital contributions to meet the Company's net capital and operating requirements for twelve months from the issuance of the financial statements.

Basis of Accounting

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Going Concern

The accompanying financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company operated at a loss during the current fiscal period, and does not have sufficient cash to continue paying expenses for at least one year following the date the financial statements are available to be issued and is dependent on support from Praxess Capital, LLC if sufficient revenue cannot be generated. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

In response to these conditions, Praxess Capital, LLC has committed to provide the Company with the necessary funding to enable the Company to meet its obligations as they become due for at least one year following the date the financial statements are available to be issued. As a result, the Company has concluded that management's plans are probable of being achieved to alleviate substantial doubt about the Company's ability to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents are held at major financial institutions and subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) limitations.

Revenue Recognition

Revenue consists primarily of private placement fees earned from services provided by the Company as a placement

agent in the placement of private funds. Private placement fees consist of two types of fees with separate performance obligations:

1. Success fees are recognized as revenue at a point in time when the performance obligation to place securities or financial instruments has been completed, as the engagement to provide such services represents a singular objective that does not transfer any notable value until formally completed. The Company did not earn any success fees during the current fiscal period.

2. Retainer fees are recognized over time as revenue as the related services are rendered and based on the parameters defined in the respective engagement letters. Any fees received in advance of the services being performed are recorded as deferred revenue liability on the statement of financial condition.

Income Taxes

The Company is a single-member limited liability company and is not a tax filing or paying entity for income tax purposes. No provision for federal income taxes is necessary in the financial statements of the Company and the tax effect of its activities accrues to the LLC owner. FASB ASC Topic 740, *Income Taxes*, prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Topic 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-than-likely-than not threshold would be recorded as a tax expense in the current year.

Leases

The rental term for the Praxess office is one year and as a result, no assets or liabilities are recorded for the lease.

Note 2 – Prepaid Expenses

The Company's prepaid expenses as of December 31, 2024, which mainly consist of prepaid technology platform, marketing, and advertising costs which are being amortized over the life of the subscription.

Note 3 - Net Capital Requirements

The Company is subject to SEC Uniform Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2024, the Company had net capital and required net capital of $157,028 and $5,000, respectively. The Company's net capital ratio was 5.5 to 1.

Note 4 - Exemption from SEC Rule 15c3-3

The Company does not claim an exemption under 17 C.F.R. § 240.15c3-3 of the SEC under paragraph (k) of that rule, but instead is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

Note 5 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 31, 2025, the date the financial statements were available to be issued. Subsequent event for capital activity includes $100,000 from Praxess Capital, LLC. No other subsequent events were identified that required disclosure or recognition.

Note 6 - Broker Dealer Single Reportable Segment

The Company is engaged in a single line of business as a Broker-Dealer, which is comprised of private placement services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the net income and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 7 - Employee Compensation and Benefit Plan

Certain employees' compensation consists of a base salary and an annual performance bonus. The annual performance bonus payable to employees may be subject to forfeiture if, among other things, the employee's employment terminates prior to the payment date. This compensation is expensed over the period that future service is provided. The annual performance bonus, subject to certain conditions, is fully paid within 3 years after the date of the award. There was no performance bonus awarded in 2024.

The Company maintains a 401(k) plan for the benefit of all employees who have attained age of 18. Effective January 1, 2024, the Company makes a 3% safe harbor non-elective contribution with immediate vesting for Non-Highly Compensated Employees (as defined by the IRS). Employer contributions for the year ended December 31, 2024, were $13,221.